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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 34)*

Canal Capital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

913014106
(CUSIP Number)

Asher B. Edelman, 717 Fifth Avenue,
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __
Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  (Continued on following page)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 913014106                           Page 1 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Asher B. Edelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    PF,00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /x/

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    78,900 (including options on 47,500 shares)

8   SHARED VOTING POWER
    103,000

9   SOLE DISPOSITIVE POWER
    78,900 (INCLUDING OPTIONS ON 47,500 shares)

10  SHARED DISPOSITIVE POWER
    103,000
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    181,900 (including options on 47,500 shares)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    See Item 5                                                /x/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%

14  TYPE OF REPORTING PERSON*
    IN

                          SCHEDULE 13D

CUSIP No. 913014106                           Page 2 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Regina M. Edelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Brazil

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    185,050

8   SHARED VOTING POWER
    103,000

9   SOLE DISPOSITIVE POWER
    185,050

10  SHARED DISPOSITIVE POWER
    103,000
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    288,050

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                              /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%

14  TYPE OF REPORTING PERSON*
    IN

                          SCHEDULE 13D

CUSIP No. 913014106                           Page 3 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    A.B. Edelman Limited Partnership

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    1,012,120

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    1,012,120

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,012,120

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    23.4%

14  TYPE OF REPORTING PERSON*
    PN


                          SCHEDULE 13D

CUSIP No. 913014106                           Page 4 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Felicitas Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    3,399

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    3,399

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,399

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 0.1%

14  TYPE OF REPORTING PERSON*
    PN


                          SCHEDULE 13D

CUSIP No. 913014106                           Page 5 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Aile Blanche, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    8,400

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    8,400

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%

14  TYPE OF REPORTING PERSON*
    CO


                          SCHEDULE 13D

CUSIP No. 913014106                           Page 6 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Canal Capital Corporation Retirement Plan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 New York

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    26,620

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    26,620

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,620

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.6%

14  TYPE OF REPORTING PERSON*
    EP

                          SCHEDULE 13D

CUSIP No. 913014106                           Page 7 of 12 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Edelman Value Fund Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION   British Virgin Islands

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    103,000

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    103,000
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    103,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.4%

14  TYPE OF REPORTING PERSON*
    CO

CUSIP No. 913014106

     Items 2 and 5 of the Schedule 13D, dated June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended, (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 2.        Identity and Background

     Item 2 is hereby supplemented and amended by the addition of the following:

     (a) Regina M. Edelman is, as of this date, the sole shareholder of the Fund.

     (b) The principal business address of Regina M. Edelman is 85 Av. General Guisan, Ch-1009 Pully, Switzerland.

     (c)  Regina M. Edelman is the wife of Asher B. Edelman.

     (d) Regina M. Edelamn has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Regina M. Edelman has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f)  Regina M. Edelman is a citizen of Brazil.


Item 5.        Interest in Securities of the Issuer

     Item 5(a) is hereby supplemented by the addition of the following:

     Regina M. Edelman owns 185,050 shares of the Common Stock, constituting approximately 4.3% of the shares outstanding, based upon 4,326,929 shares, which is the number of shares outstanding at January 18, 1996, as reported in the Company's Form 10-K for the fiscal year ended October 31, 1995, as filed with the Securities and Exchange Commission. Because Regina M. Edelman is the sole shareholder, as of this date, of the Fund, Mrs. Edelman may be deemed, by reason of the provisions of Rule 13d-3, to own beneficially the shares owned by the Fund, which, when aggregated with the shares owned by Mrs. Edelman, total 288,050 shares, constituting approximately 6.7% of the shares outstanding.


     Item 5(b) is hereby supplemented by the addition of the following

     (b) Asher B. Edelman is the Fund's investment manager and shares with the Fund the power to vote and dispose of the shares owned by the Fund. Regina M. Edelman, as the sole shareholder of the Fund, may be deemed to share with the Fund the power to direct the vote and disposition of the shares owned by the Fund.

                              Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1996

                         /s/ Asher B. Edelman
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman
                         Limited Partnership and as attorney-in-
                         fact for each of Canal Capital
                         Corporation  Retirement Plan, Felicitas
                         Partners, L.P., Regina M. Edelman and
                         Aile Blanche, Inc. under Powers of
                         Attorney previously filed with the
                         Securities and Exchange Commission as
                         Exhibits to this Schedule 13D and
                         amendments thereto.


                         EDELMAN VALUE FUND LTD.



                         By:  /s/ B.J.W. D'Ancona, Administrator,
                              /s/ M. Bogers, Administrator
                              Name:   Bayard (Luxembourg)
                                      Administration Ltd.
                              Title:  Administrator